UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
Amendment No. 2

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

APPLIX, INC.

(Name of subject company (Issuer))

COGNOS INCORPORATED
COGNOS CORPORATION

DIMENSION ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock, $0.0025 par value per share	038316105
(Title of classes of securities)	(CUSIP number of common stock)

W. John Jussup

Senior Vice President, Chief Legal Officer and Secretary

Cognos Incorporated

3755 Riverside Drive

P.O. Box 9707, Station T

Ottawa, ON, Canada

K1G 4K9

(613) 738-1440

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Kevin M. Barry, Esq.

Bingham McCutchen LLP

150 Federal Street

Boston, Massachusetts 02110-1726

(617) 951-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$286,789,447	$8,804

(1)

Estimated for purposes of calculating the filing fee only. Transaction value derived by multiplying 16,048,654 (number of shares of common stock of subject company outstanding as of August 31, 2007 (according to the Agreement and Plan of Merger, dated September 4, 2007, by and among the subject company, Cognos Incorporated and Dimension Acquisition Corp., filed with the Cognos Incorporated Form 8-K filed on September 5, 2007, with the Securities and Exchange Commission) by $17.87 (the purchase price per share offered by Offeror). This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $17.87 per Share.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000307.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$8,804	Filing Party:	Cognos Incorporated, Cognos Corporation and Dimension Acquisition Corp.

Form of Registration No.:	Schedule TO	Date Filed:	September 18, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☒	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

1	NAMES OF REPORTING PERSONS Cognos Incorporated I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 12,933,569
	8	SHARED VOTING POWER - 0
	9	SOLE DISPOSITIVE POWER - 12,933,569
	10	SHARED DISPOSITIVE POWER - 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 12,933,569

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Instructions) 79%

14	TYPE OF REPORTING PERSON CO

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on October 17, 2007, amends and supplements the Tender Offer Statement on Schedule TO filed on September 18, 2007 (the “Statement”) as amended by Amendment No. 1, dated October 9, 2007, and relates to the offer by Dimension Acquisition Corp. (“Offeror”), a Massachusetts corporation and an indirect, wholly-owned subsidiary of Cognos Incorporated, a corporation organized and existing under the laws of Canada (“Parent”) to purchase all outstanding shares of common stock, $0.0025 par value per share and the associated preferred stock purchase rights (together, the “Shares”) of Applix, Inc., a Massachusetts corporation (the “Company”), at a purchase price of $17.87 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 18, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, and any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of September 4, 2007 (the “Merger Agreement”), by and among Offeror, Parent and the Company.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 4 and 8. Terms of the Transaction; Interest in Securities of the Company.

Items 4 and 8 of the Statement are hereby amended and supplemented by adding the following text thereto:

“The initial offering period of the Offer expired at 12:00 midnight, New York City time, on Tuesday, October 16, 2007. Parent’s calculations indicate that approximately 14,091,975 Shares (including Shares tendered by Guaranteed Delivery) were validly tendered and not withdrawn as of the expiration date of the initial offering period of the Offer, representing approximately 70% of Shares on a fully diluted basis (which represents approximately 86% of the issued and outstanding Shares of Applix). The Offeror has accepted for payment all tendered Shares. Parent and Offeror collectively own approximately 70% of the outstanding Shares on a fully diluted basis. In the joint press release issued by Cognos and the Company today, the percentages of Shares tendered were calculated on preliminary numbers received from the Depositary on October 16, 2007.

On October 17, 2007, Parent and the Company jointly announced a subsequent offering period commencing on Wednesday, October 17, 2007 and expiring on Tuesday, October 30, 2007 at 5:00 p.m., New York City time. During the subsequent offering period, Offeror will accept for payment and promptly pay for Shares as they are tendered. Stockholders who tender Shares during such period will be paid the same $17.87 per Share cash consideration paid for Shares tendered during the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn.

Pursuant to the terms and conditions of the Merger Agreement, upon receipt of at least 90% of the outstanding Shares of the Company during the subsequent offering period, Offeror will be merged with and into the Company (the “Merger”), and each outstanding Share not tendered in the Offer (other than Shares held by Parent or Offeror) will be converted into the right to receive $17.87 per Share in cash, without interest thereon, less any required withholding taxes. Following the consummation of the Merger, the Company will continue as the surviving corporation and an indirect, wholly-owned subsidiary of Parent. The Merger is expected to occur shortly after Cognos accepts for payment at least 90% of the Shares.”

Items 12. Exhibits.

Item 12 of the Statement is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(iii)     Joint Press Release issued on October 17, 2007.”

2

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DIMENSION ACQUISITION CORP.

By:	/s/ TOM MANLEY
Name:	Tom Manley
Title:	President and Treasurer

COGNOS CORPORATION

By:	/s/ W. JOHN JUSSUP
Name:	W. John Jussup
Title:	Director

COGNOS INCORPORATED

By:	/s/ ROBERT G. ASHE
Name:	Robert G. Ashe
Title:	President and Chief Executive Officer

Dated October 17, 2007

3

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(iii)	Joint Press Release issued on October 17, 2007.